Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form F-3 of Perdigão S.A. of our reports dated June 29, 2009, with respect to the consolidated balance sheets of Sadia S.A. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 and the internal control over financial reporting as of December 31, 2008, which reports are included in the Form 6-K of Perdigão S.A. and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil
July 10, 2009